UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2009
Commission File Number: 000-50984
eLong, Inc.
(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District

Beijing 100016, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑.     Form 40-F ☐.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑.
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 1, 2009 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding the appointment of the Company’s new Chief Financial Officer. The Company’s press release is furnished as Exhibit 99.1.
The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.
Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. eLong is not under any obligation and does not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.
Exhibits.
99.1	Press Release issued by the Company on April 1, 2009 (Beijing Time): “eLong, Inc. Announces Appointment of New Chief Financial Officer.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: April 1, 2009	ELONG, INC.
	By:	/s/ Sami Farhad
		Name:	Sami Farhad
		Title:	General Counsel & Vice President of Human Resources

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by the Company on April 1, 2009 (Beijing Time): “eLong, Inc. Announces Appointment of New Chief Financial Officer.”

Exhibit 99.1
eLong, Inc. Announces Appointment of New Chief Financial Officer
BEIJING, China (April 1, 2009) — eLong, Inc. (Nasdaq: LONG), a leading online travel company in China, today announced the appointment of Mike Doyle as the Company’s Chief Financial Officer, effective April 1, 2009. Mr. Doyle is currently Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, Inc., and has served on the Board of Directors of eLong since December 2004.
“Mike has strong finance and travel industry experience, and has been a trusted advisor to eLong as a member of our Board of Directors,” said Guangfu Cui, Chief Executive Officer of eLong. “We are delighted to have him join us in this new capacity as Chief Financial Officer and believe he will make significant contributions to eLong’s future growth and development.”
Mr. Doyle holds an MBA from Harvard Business School and a Bachelor’s Degree in Finance from Southern Methodist University. Concurrent with his appointment as Chief Financial Officer, Mr. Doyle tendered his resignation from eLong’s Board of Directors (as well as the Compensation Committee of the Board of Directors) with the resignation to take effect upon the appointment or election of his successor.
Chris Chan will remain with the Company for an interim period in order to assist with the transition. Guangfu Cui stated, “I would like to express our appreciation to Chris for his dedication, professionalism and leadership as our CFO for the past two years during which he has made outstanding contributions to the Company’s turnaround, including implementation of our ERP system and enhancements to our finance and accounting operations. We look forward to working closely with Chris during this transition, and wish him the best in his future endeavors.”
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Safe Harbor Statement
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s operating losses, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, the recurrence of SARS, an outbreak of bird flu or other disease, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, fluctuations in the value of the Chinese currency, changes in eLong’s management team and other key personnel, changes in fourth-party distribution partner relationships and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.
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About eLong, Inc.
eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China and uses web-based distribution technologies and a 24-hour call center to provide consumers with access to hotel and air travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed decisions with tools such as maps, virtual tours and user ratings. eLong has a selection of more than 7,000 thousand hotels in China, and offers consumers the ability to make bookings at international hotels in more than 100 countries worldwide. eLong also has the capacity to fulfill air ticket reservations in over 80 major cities across China.
eLong operates websites including http://www.elong.com and http://www.elong.net.
For further information:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570